UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS FILED PURSUANT TO §240.13d-2
(Amendment No. 8)*

IPG Photonics Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44980X 10 9
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44980X 10 9

1.	Names of Reporting Persons Dr. Valentin P. Gapontsev

2.	Check the Appropriate Box if a Member of a Group
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America and Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
335,931 (See Item 4)
6. Shared Voting Power
7,064,004 (See Item 4)
7. Sole Dispositive Power
335,931 (See Item 4)
8. Shared Dispositive Power
7,065,004 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,399,935 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 14.2% (See Item 4)

12.	Type of Reporting Person IN

TABLE OF CONTENTS

Item 1. Name of Issuer
Item 2. Name of Person Filing
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1.
	(a)	Name of Issuer IPG Photonics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 50 Old Webster Road Oxford, Massachusetts 01540

Item 2.
	(a)	Name of Person Filing Dr. Valentin P. Gapontsev
	(b)	Address of Principal Business Office or, if none, Residence 50 Old Webster Road Oxford, Massachusetts 01540
	(c)	Citizenship United States of America and Russian Federation
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 44980X 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution: _________.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,399,335 (1)
(b) Percent of class: 14.2% (1)(2)
(c) Number of shares as to which the person has:
(i) 339,931
(ii) Shared power to vote or to direct the vote 7,064,004 (1)
(iii) Sole power to dispose or to direct the disposition of 339,931
(iv) Shared power to dispose or to direct the disposition of 7,064,004 (1)
(1) Includes 7,064,004 shares held of record by IP Fibre Devices (UK) Ltd. (“IPFD”), of which the Reporting Person is the sole managing director. The Reporting Person has a 1% economic interest in IPFD and has voting and investment power with respect to the shares held of record by IPFD. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of the beneficial ownership of all the reported shares for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)Based on 52,182,177 shares of Common Stock of IPG Photonics Corporation outstanding as of November 3, 2014.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014
Date
/s/ Valentin P. Gapontsev
Signature
Dr. Valentin P. Gapontsev
Name/Title